1 Corporate Way
Lansing, MI 48951
517/381-5500

October 3, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549
Attn: Trace Rakestraw

Re:	Jackson Credit Opportunities Fund, et al. Request to Withdraw Application for Exemptive Relief (filed 8/31/2023) File Nos. 803-00263 and 812-15503

Ladies and Gentlemen:

On behalf of Jackson Credit Opportunities Fund (the “Fund”) and Jackson National Asset Management LLC (collectively, and together with the Fund, the “Applicants”), we request the withdrawal of the Applicants’  application pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act) for an order granting exemption from the provisions of Sections 18(a)(2), 18(c) and 18(i) thereunder, and pursuant to Sections 6(c) and 23(c) of the 1940 Act for an order granting certain exemptions from Rule 23c-3 thereunder and pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder for an order permitting the Fund to issue multiple classes of shares and to impose early withdrawal charges and asset-based distribution and/or service fees with respect to certain classes (the “Application”).

The Applicants believe that withdrawal of the Application is consistent with the public interest and the protection of investors. The Applicants are withdrawing the Application at the request of the staff of the Securities and Exchange Commission (the “Commission”) in order to file a new Application for exemptive relief under the 1940 Act.

It is our understanding that this application for withdrawal will be deemed granted as of the date that it is filed with the Commission.

If you have any questions concerning this filing, please contact me at (517) 574-2089.

Very truly yours,

/s/Emily J. Bennett

Emily J. Bennett
Vice President & Assistant Secretary